Exhibit 4.8

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following summary of the capital stock of Lear Corporation does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation (as amended, our “charter”), our amended and restated bylaws (our “bylaws”, and together with our charter, our “organizational documents”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of Delaware law. Unless the context requires otherwise, all references to “we”, “us,” “our” and “Lear” in this section refer solely to Lear Corporation and not to our subsidiaries.
General
Under our charter, our authorized capital stock consists of 300,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share. As of January 31, 2020, there were 60,472,179 shares of Lear common stock outstanding and no shares of Lear preferred stock outstanding. All outstanding shares of Lear common stock are duly authorized, validly issued, fully paid and non-assessable.
Our common stock is listed on the New York Stock Exchange under the symbol “LEA.”
Common Stock
Voting Rights. All shares of our common stock have identical rights and privileges. With limited exceptions, holders of common stock are entitled to one vote for each outstanding share of common stock held of record by each stockholder on all matters properly submitted for the vote of our stockholders.
Dividend Rights. Subject to applicable law, any contractual restrictions and the rights of the holders of outstanding preferred stock, if any, holders of common stock are entitled to receive ratably such dividends and other distributions that our board of directors, in its discretion, declares from time to time.
Liquidation Rights. Upon our dissolution, liquidation or winding up, subject to the rights of the holders of outstanding preferred stock, if any, holders of common stock are entitled to receive ratably our assets available for distribution to our stockholders in proportion to the number of shares of common stock held by each stockholder.
Conversion, Redemption and Preemptive Rights. Holders of common stock have no conversion, redemption, sinking fund, preemptive, subscription or similar rights.
Registration Rights. Holders of common stock have no registration rights.
Preferred Stock
Our charter authorizes our board of directors, without further stockholder action, to provide for the issuance of up to 100,000,000 shares of preferred stock, in one or more series, and to fix the designations, terms and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation preferences of each of these series.
The particular terms of any series of preferred stock that we offer under this prospectus will be described in the applicable prospectus supplement relating to that series of preferred stock. Those terms may include:

•the title and liquidation preference per share of the preferred stock and the number of shares offered;
•the purchase price of the preferred stock;

•	the dividend rate (or method of calculation), the dates on which dividends will be payable, whether dividends shall be cumulative and, if so, the date from which dividends will begin to accumulate;

•	any redemption or sinking fund provisions of the preferred stock;

•	any conversion, redemption or exchange provisions of the preferred stock;

•	the voting rights, if any, of the preferred stock; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

You should refer to the certificate of designations establishing a particular series of preferred stock which will be filed with the Secretary of State of the State of Delaware and the Securities and Exchange Commission in connection with any offering of preferred stock.

Each prospectus supplement relating to a series of preferred stock may describe material U.S. federal income tax considerations applicable to the purchase, holding and disposition of such series of preferred stock.

Provisions of the Certificate of Incorporation and Bylaws that May Have an Anti-Takeover Effect

Certain provisions in the charter and the bylaws, as well as Delaware General Corporation Law (the “DGCL”), may have the effect of discouraging transactions that involve an actual or threatened change in control of Lear. In addition, provisions of the charter, the bylaws and the DGCL may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests.

Special Meetings of Stockholders. Our board of directors may call a special meeting of stockholders at any time and for any purpose, but no stockholder or other person may call any such special meeting.

No Written Consent of Stockholders. Any action taken by our stockholders must be effected at a duly held meeting of stockholders and may not be effected by the written consent of such stockholders.

Blank Check Preferred Stock. The charter contains provisions that permit our board of directors to issue, without any further vote or action by the stockholders, up to 100,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers, if any, of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. Such provisions could have the effect of discouraging others from making tender offers or takeover attempts.

Advance Notice of Stockholder Action at a Meeting. Stockholders seeking to nominate directors or to bring business before a stockholder meeting must comply with certain timing requirements and submit certain information to us in advance of such meeting.

Business Combinations. We are subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, unless the interested stockholder attained such status with the approval of the corporation’s board of directors or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving the corporation and the interested stockholder and the sale of more than 10% of the corporation’s assets. In general, an interested stockholder is an entity or person beneficially owning 15% or more of the corporation’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitation of Liability of Directors

The charter contains a provision eliminating the personal liability of our directors to us and our stockholders to the fullest extent permitted by applicable law. The charter also contains provisions generally providing for indemnification and advancement of expenses to our directors and officers to the fullest extent permitted by applicable law.

Transfer Agent and Registrar

Computershare Trust Company, N.A. acts as transfer agent and registrar for our common stock.